UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Nordic Bioscience Clinical Development VII A/S

Thomas Nielsen

Herlev Hovedgade 207,

DK-2730 Herlev, Denmark

45 4454 7705

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nordic Bioscience Clinical Development VII A/S

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 5,025,540 (1)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 5,025,540 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,025,540 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 14.4%(1)

14.	Type of Reporting Person OO

(1) The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Existing Schedule 13D defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members.  Shares listed as beneficially owned by the Reporting Person exclude shares held by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 35,002,080 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 34,122,710 shares of Common Stock issuable upon conversion of all shares of Preferred Stock outstanding as of December 31, 2013 following the issuance of the Dividend Shares (as defined in this Schedule 13D) as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2013, and as disclosed to the Reporting Person by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 85.1%.

Schedule 13D (Amendment No. 2)

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), filed by Nordic Bioscience Clinical Development VII A/S (“Nordic” or the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on June 17, 2011, as amended by that certain Amendment No. 1 to Schedule 13D filed by Nordic with the Commission on January 20, 2012 (as amended, the “Existing Schedule 13D”).

Amendment No. 2 is filed to report a change in the percentage of the outstanding shares of Common Stock of the Issuer beneficially owned by the Reporting Person.  On December 31, 2013, the Board of Directors of the Issuer (the “Board”) declared and paid a dividend of seventy-seven (77) shares of its Series A-6 Convertible Preferred Stock, par value $.0001 per share (the “Series A-6 Stock”) on each share of its Series A-5 Convertible Preferred Stock, par value $0.0001 per share (the “Series A-5 Stock”), outstanding at the close of business on such date.  As a result, the Issuer issued to the Reporting Person, the holder of all of the outstanding shares of Series A-5 Stock, 496,111 shares (the “Dividend Shares”) of Series A-6 Stock.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Existing Schedule 13D.  Except as otherwise provided herein, each Item of the Existing Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among the Issuer (under its former name of MPM Acquisition Corp.), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Radius Health, Inc., a Delaware corporation (the “Former Operating Company”), MergerCo merged with and into the Fo rmer Operating Company, with the Former Operating Company remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer. This transaction is referred to as the “Merger.” The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State.  At the effective time of the Merger (the “Effective Time”), the legal existence of MergerCo ceased and all of the shares of the Former Operating Company’s common stock, par value $.01 per share (the “Former Operating Company Common Stock”), and shares of the Former Operating Company’s preferred stock, par value $.01 per share (the “Former Operating Company Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Former Operating Company Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of the Issuer’s Common Stock, par value $.0001 per share (the “Common Stock”) and each outstanding share of Former Operating Company Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Issuer’s Preferred Stock, par value $.0001 per share (the “Preferred Stock”) as consideration for the Merger.  Each share of the Preferred Stock is convertible into ten (10) shares of the Common Stock.

Pursuant to a Stock Issuance Agreement (as defined below), Nordic agreed, on March 29, 2011, to purchase the equivalent of €371,864 of Series A-5 Preferred Stock of the Former Operating Company at $8.142 per share, and the Former Operating Company sold 64,430 shares of its Series A-5 Preferred Stock to Nordic on May 17, 2011 for proceeds of $525,154.  These shares were exchanged in the Merger for an aggregate of 6,443 shares of the Issuer’s Series A-5 Stock.

Following the Merger on May 17, 2011, the Board approved a transaction pursuant to which the Former Operating Company merged with and into the Issuer, leaving the Issuer as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Issuer relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form Merger and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

On November 18, 2011, pursuant to the terms of that certain Series A-1 Convertible Preferred Stock Purchase Agreement (as amended, the “Series A-1 Stock Purchase Agreement”), dated as of April 25, 2011, among the Issuer and the investors referenced therein (the “Investors”), the Issuer issued an aggregate of 263,178 shares (the “Stage II Series A-1 Shares”) of its Series A-1 Convertible Preferred Stock, par value $.0001 per share (the “Series A-1 Stock”), to the Investors.  Such shares were issued in connection with the consummation of the Stage II Closing contemplated by the Series A-1 Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,427,952.76.  On December 14, 2011, pursuant to the terms of the Stock Purchase Agreement, the Issuer issued an aggregate of 263,180 shares (the “Stage III Series A-1 Shares” and together with the Stage II Series A-1 Shares, the “Series A-1 Shares”) of its Series A-1 Stock, to the Investors.  Such shares were issued in connection with the consummation of the Stage III Closing contemplated by the Series A-1 Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,428,115.60.

On April 23, 2013 and May 10, 2013, pursuant to the terms of that certain Series B Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B Stock Purchase Agreement”), dated as of April 23, 2013, among the Issuer and the investors referenced therein (the “Series B Investors”), the Issuer issued to the Series B Investors (i) an aggregate of 701,235 shares (the “Series B Shares”) of its Series B Convertible Preferred Stock, par value $.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,753,091 shares of Common Stock (the “Warrants” and together with the Series B Shares, the “Series B Securities”).  Such Series B Securities were issued in connection with the consummation of the Initial Closing and the Second Closing contemplated by the Series B Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of $43,069,853.70.  The issuance of the Series B Securities resulted in an adjustment to the conversion price (the “Anti-Dilution Adjustment”) at which each share of the Issuer’s Series A-1 Stock, Series A-2 Stock par value $.0001 per share (the “Series A-2 Stock”), and Series A-3 Convertible Preferred Stock, par value $.0001 per share (the “Series A-3 Stock”), is convertible into shares of Common Stock.  As a result of the Anti-Dilution Adjustment, the effective conversion price of each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was reduced from $8.142 to $7.627.  Accordingly, each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock is convertible into 10.675 shares of Common Stock.

On December 31, 2013, the Board declared a dividend (the “Series A-6 Dividend”) of seventy-seven (77) shares of Series A-6 Stock on and in respect of each share of Series A-5 Stock outstanding at the close of business on such date, resulting in the issuance to Nordic on such date of 496,111 shares of Series A-6 Stock.  Each share of Series A-6 Stock is convertible into ten (10) shares of Common Stock.

Following the Merger, the Short-Form Merger, the issuance of all Series A-1 Shares pursuant to the terms of the Series A-1 Stock Purchase Agreement, the issuance of all Series B Securities pursuant to the Series B Stock Purchase Agreement, the Anti-Dilution Adjustment and the Series A-6 Dividend, and assuming the conversion into Common Stock of all issued and outstanding shares of Preferred Stock of the Issuer, Nordic owns 14.4% of the Issuer’s outstanding capital stock, with 64,430 shares of Common Stock issuable to Nordic upon the conversion of 6,443 shares of Series A-5 Stock and 4,961,110 shares of Common Stock issuable to Nordic upon the conversion of 496,111 shares of Series A-6 Stock.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Nordic acquired all shares of capital stock of the issuer held by it for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Nordic may dispose of or acquire additional shares of the Issuer in compliance with applicable law.

On March 29, 2011, the Issuer and Nordic entered into a Clinical Trial Services Agreement (the “Services Agreement”), a Work Statement NB-1 (the “Work Statement NB-1”) under such Services Agreement and a related Stock Issuance Agreement, as amended to date (the “Stock Issuance Agreement”). Pursuant to the Work Statement NB-1, Nordic is managing the Phase 3 clinical study (the “Phase 3 Clinical Study”) of BA058-SC and is being compensated for such services in a combination of cash and shares of stock.

In December 2011, the Issuer entered into an amendment to the Work Statement NB-1(the “First Amendment”). Pursuant to the original terms of the Work Statement NB-1, the study was to be conducted in 10 countries at a specified number of sites within each country. The terms of the First Amendment (1) provided for two additional countries (the United States and India) in which the study would be conducted, (2) specified a certain number of sites within each such additional country for the conduct of the study, and (3) amended various terms and provisions of the Work Statement NB-1 to reflect the addition of such countries and sites within the study’s parameters. Payments to be made by the Issuer to Nordic under the First Amendment are denominated in both euros and U.S. dollars and total up to €717,700 ($971,407) and $289,663, respectively, for the 15 additional study sites in India contemplated by the First Amendment and up to €1.2 million ($1.6 million) and $143,369, respectively, for the five additional study sites in the United States contemplated by the First Amendment.

In June 2012, the Issuer entered into a second amendment to the Work Statement NB-1(the “Second Amendment”). Pursuant to the original terms of the Work Statement NB-1, as amended by the First Amendment, the study was to be conducted in 12 countries at a specified number of sites within each country. The terms of the Second Amendment (1) increased the overall number of sites by adding sites in Europe, Brazil and Argentina and removing other sites, (2) specified a certain number of sites within each country for the conduct of the study, and (3) amended various terms and provisions of the Work Statement NB-1 to reflect additional services to be provided at existing sites and the addition of the new study sites within the study’s parameters. The Second Amendment also provided that cash payments to Nordic under the Clinical Trial Services Agreement as well as the payment of shares of stock under the related Stock Issuance Agreement will each be reduced by an amount of €11,941 ($16,162) per subject for any subjects enrolled in India or the United States. Such reductions shall be applied in pro rata monthly installments. Payments to be made by the Issuer to Nordic under the Second Amendment in connection with the additional services provided at existing sites and the conduct of the study at the new study sites are denominated in both euros and U.S. dollars and total of up to €3.7 million ($5.0 million) and $205,540, respectively.

Pursuant to the Work Statement NB-1, the Issuer is required to make certain per patient payments denominated in both euros and U.S. dollars for each patient enrolled in the Phase 3 Clinical Study followed by monthly payments for the duration of the study and final payments in two equal euro-denominated installments and two equal U.S. dollar-denominated installments.  Changes to the Clinical Study schedule may alter the timing, but not the aggregate amounts of the payments.

The Work Statement NB-1, as amended on December 9, 2011 and June 18, 2012, provides for a total of up to approximately €41.2 million ($55.7 million) of euro-denominated payments and a total of up to approximately $3.2 million of U.S. dollar-denominated payments over the course of the Phase 3 Clinical Study.  These payments may be adjusted based upon actual sites opened, work performed or number of patients enrolled.

On February 21, 2013, the Issuer entered into Work Statement NB-2 (the “Work Statement NB-2”) and Work Statement NB-3 (the “Work Statement NB-3”), each as contemplated by the terms of the Services Agreement.  Pursuant to Work Statement NB-2, Nordic continues providing clinical trial services relating to the Phase 2 clinical study of the Issuer’s BA058-TD product (the “Phase 2 Clinical Study”).  Payments in cash made or to be made by the Company to Nordic in connection with the Phase 2 Clinical Study services provided by Nordic are denominated in both euros and U.S. dollars and total up to approximately €3.6 million ($4.8 million) and $257,853, respectively.  In addition, the Issuer agreed to issue to Nordic, shares of Series A-6 Stock having a value of approximately $2.9 million, as additional payment for services to be provided under Work Statement NB-2 and the Services Agreement.  Pursuant to Work Statement NB-3, Nordic is performing an extension study to evaluate six months of standard-of-care osteoporosis management following the completion of the Issuer’s BA058-SC Phase 3 clinical study.  Payments in cash to be made by the Issuer to Nordic under Work Statement NB-3 are denominated in both euros and U.S. dollars and total up to approximately €4.5 million (approximately $6.0 million based on the exchange rate as of February 21, 2013) and $579,495, respectively. In addition, the Company will issue to Nordic, shares of Series A-6 Stock having a value of up to the sum of approximately €4.5 million ($6.0 million) and $0.3 million, as additional payment for services to be provided under Work Statement NB-3 and the Services Agreement.  On February 21, 2013, the Issuer also entered into an amendment to the Stock Issuance Agreement in order to provide for the issuance of the additional Series A-6 Stock dividends contemplated by Work Statement NB-2 and Work Statement NB-3, as described above.

The Stock Issuance Agreement provides that Nordic is entitled to receive quarterly stock dividends, payable in shares of Series A-6 Stock or shares of common stock if the Issuer’s preferred stock has been converted in accordance with its amended certificate of incorporation, having an aggregate value of up to €36.8 million ($49.8 million) (the “Nordic Accruing Dividend”). In the event Nordic sells the shares of Series A-5 Stock or in the event the shares of Series A-5 Stock are converted into common stock in accordance with the Issuer’s amended certificate of incorporation, this right to receive the Nordic Accruing Dividend will terminate, but a right to receive an equivalent number of shares of Series A-6 Stock or common stock, as applicable, will remain with Nordic as a contractual right under the Stock Issuance Agreement.

The Nordic Accruing Dividend is determined based upon the estimated period that will be required to complete the Phase 3 Clinical Study. On the last business day of each calendar quarter (each, an “Accrual Date”), beginning with the quarter ended June 30, 2011, the Issuer has a liability to issue shares of Series A-6 Stock (or common stock, after the conversion of the Issuer’s preferred stock into common stock) to Nordic that is referred to as the Applicable Quarterly Amount and is equal to €36.8 million ($49.8 million) (subject to adjustment in accordance with the provisions of the Second Amendment for patients enrolled in India and the U.S.) minus the aggregate value of any prior Nordic Accruing Dividend accrued divided by the number of calendar quarters it will take to complete the Phase 3 Clinical Study. To calculate the aggregate number of shares due to Nordic in each calendar quarter, the Issuer converts the portion of €36.8 million ($49.8 million) to accrue in such calendar quarter into U.S. dollars using the simple average of the exchange rate for buying U.S. dollars with euros for all Mondays in such calendar quarter. The Issuer then calculates the aggregate number of shares to accrue in such calendar quarter by dividing the U.S. dollar equivalent of the Applicable Quarterly Amount, by the greater of (1) the fair market value as of the applicable Accrual Date or (2) $8.142 and rounding down the resulting quotient to the nearest whole number.  Such shares due to Nordic are issuable when declared or paid by the Board, which is required to do so upon Nordic’s request, or upon an event of sale. As of December 31, 2013, 496,111 shares of Series A-6 Stock were due to Nordic, or 4,961,110 shares of common stock on an as-converted basis.  The Dividend Shares were issued to Nordic in satisfaction of dividends accrued on the Series A-5 Stock through such date.

Except as set forth above, Nordic does not have any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)                                 Aggregate number of securities beneficially owned by Nordic: 5,025,540

Percent of Class: 14.4%.  This percentage is calculated based upon 35,002,080 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 34,122,710 shares of Common Stock issuable upon conversion of all shares of Preferred Stock outstanding as of December 31, 2013 following the issuance of the Dividend Shares, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2013, and as disclosed to the Reporting Person by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects Nordic’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members, as to which Nordic disclaims beneficial ownership, it would result in an applicable percentage of 85.1%.

Nordic owns 5,025,540 shares, excluding shares held by any of the Separately Filing Group Members, as to which Nordic disclaims beneficial ownership.

(b)                                 Regarding the number of shares as to which Nordic has:

(i)                                     sole power to vote or to direct the vote:

See Line 7 of cover sheet.

(ii)                                  shared power to vote or to direct the vote:

See Line 8 of cover sheet.

(iii)                               sole power to dispose or to direct the disposition:

See Line 9 of cover sheet.

(iv)                              shared power to dispose or to direct the disposition:

See Line 10 of cover sheet.

Schedule A attached to this Amendment No. 2 sets forth, as of the date hereof, the number of shares owned on an as-converted basis and the percentage of shares as calculated (a) based upon 35,002,080 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 34,122,710 shares of Common Stock issuable upon conversion of all shares of Preferred Stock outstanding as of December 31, 2013 following the issuance of the Dividend Shares, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2013, and as disclosed to the Reporting Person by the Issuer separately, and (b) in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act. All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Person by the Issuer.

(c)                                  Nordic has not effected any transaction in the Common Stock of the Issuer during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by Nordic.

(e)                                  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Nordic is a party to the Third Amended and Restated Stockholders’ Agreement, dated April 23, 2013, by and among the Issuer and the stockholders party thereto, which is attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2013 and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 3                                     Third Amended and Restated Stockholders’ Agreement, dated April 23, 2013, by and among the Issuer and the stockholders party thereto (incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2013).

Exhibit 4                                     Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       January 6, 2014

NORDIC BIOSCIENCE CLINICAL DEVELOPMENT VII A/S

By:	/s/ Thomas Nielsen
	Name:	Thomas Nielsen
	Title:	Chief Financial Officer

[Signature Page to Amendment No.2 to Schedule 13D]

Schedule A

Certain Information Regarding the Separately Filing Group Members(1)

Separately Filing Group Member(2)	Outstanding Shares (as converted)	Voting % of Outstanding Shares	Beneficial Ownership
F2 Bioscience III, L.P.	3,256,270	9.3%	82.2%
MPM Bioventures III, L.P.	374,221	1.1%	30.6%
MPM Bioventures III-QP, L.P.	5,565,906	15.9%	86.7%
MPM Bioventures III GMBH & Co. Beteiligungs KG	470,374	1.3%	35.6%
MPM Bioventures III Parallel Fund, L.P.	168,049	0.5%	16.5%
MPM Asset Management Investors 2003 BVIII LLC	107,724	0.3%	11.2%
MPM Bio IV NVS Strategic Fund, L.P.	3,905,915	11.2%	82.3%
The Wellcome Trust Limited, as Trustee of the Wellcome Trust	3,062,627	8.8%	77.7%
HealthCare Ventures VII, L.P.	2,441,206	7.0%	75.4%
OBP IV — Holdings LLC	1,960,754	5.6%	69.4%
mRNA II - Holdings LLC	19,643	0.1%	2.2%
BB Biotech Ventures II, L.P.	2,350,699	6.7%	73.4%
Healthcare Private Equity Limited Partnership	816,676	2.3%	48.2%
Biotech Growth N.V.	2,288,012	6.5%	74.2%
Ipsen Pharma SAS	184,959	0.5%	17.4%
Brookside Capital Partners Fund, L.P.	2,125,202	6.1%	72.6%
Julianne Glowacki PhD	93	0.0%	0.0%
Raymond F. Schinazi	46,953	0.1%	5.3%
David E. Thompson Revocable Trust	22,467	0.1%	2.5%
Hostetler Family Trust UTD 3/18/92, Karl Y. Hostetler and Margaretha Hostetler, Co-Trustees	8,195	0.0%	0.9%
H. Watt Gregory III	15,188	0.0%	2.3%*
The Richman Trust Dated 2/6/83, Douglas D. Richman, Co-Trustee and Eva A. Richman, Co-Trustee	8,131	0.0%	0.9%
The Breining Family Trust Dated August 15, 2003	4,631	0.0%	0.5%
Dennis A. Carson	533	0.0%	0.1%
The Jonnie K. Westbrook Revocable Trust, Dated March 17, 2000, Jonnie K. Westbrook, Trustee	363	0.0%	0.0%
Stavros C. Manolagas	91,040	0.3%	10.4%
Michael Rosenblatt MD	44,803	0.1%	5.1%
Patricia E. Rosenblatt	43,028	0.1%	4.9%

(1)All references to the number of shares outstanding are based upon 35,002,080 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 34,122,710 shares of Common Stock issuable upon conversion of all shares of Preferred Stock outstanding as of as of December 31, 2013 following the issuance of the Dividend Shares, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2013, and as disclosed to the Reporting Person by the Issuer separately.  Because each stockholder of the Issuer is a party to certain agreements with the other stockholders of the Issuer, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock, each stockholder of the Issuer may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D).  Shares listed as beneficially owned in this table exclude shares held by any Reporting Person or by any of the other Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

(2) See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Person anticipates will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Dr. John Potts, Jr and Susanne K. Potts Irrevocable Trust for Stephan K. Potts dated 6-15-05	20,291	0.1%	2.3%
John Thomas Potts MD	48,942	0.1%	7.7	%**
John A. Katzenellenbogen Trust Under Agreement Dated August 2, 1999	40,438	0.1%	4.6%
John A. Katzenellenbogen PhD	15,627	0.0%	1.8%
Bart Henderson	30,468	0.1%	3.5%
Board of Trustees of the University of Arkansas	17,333	0.1%	2.0%
Benjamin C. Lane	8,125	0.0%	0.9%
Ruff Trust, F. Bronson Van Wyck, Trustee	5,487	0.0%	0.6%
H2 Enterprises, LLC	5,124	0.0%	0.6%
Stavroula Kousteni PhD	421	0.0%	0.0%
Robert L. Jilka PhD	572	0.0%	0.1%
Robert S. Weinstein MD	421	0.0%	0.0%
Teresita M. Bellido PhD	234	0.0%	0.0%
Dotty Paquin	891	0.0%	0.1%
Thomas E. Sparks Jr.	883	0.0%	0.1%
Samuel Ho	833	0.0%	0.1%
Charles O’Brien PhD	140	0.0%	0.0%
Alwyn Michael Parfitt MD	280	0.0%	0.0%
Barnett Pitzele	266	0.0%	0.0%
Benita S. Katzenellenbogen PhD	187	0.0%	0.0%
Kelly Colbourn	102	0.0%	0.0%
Socrates E. Papapoulos MD	93	0.0%	0.0%
Tonya D. Goss	66	0.0%	0.0%
The Kent C. Westbrook Revocable Trust, Dated March 17, 2000, Kent C. Westbrook, Trustee	46	0.0%	0.0%
Maysoun Shomali	2,383	0.0%	0.3%
Jonathan Guerriero	14,666	0.0%	1.7%
E. Kelly Sullivan	937	0.0%	0.1%
Cecil Richard Lyttle	66,666	0.2%	47.3	%***
Louis O’Dea	193,087	0.6%	22.0%
Brian Nicholas Harvey	30,000	0.1%	21.2	%****
Christopher Miller	63,853	0.2%	7.3%
Christopher K. Glass, M.D.	1,332	0.0%	0.2%
Maria Grunwald	13,634	0.0%	1.6%
Kathleen Welch	9,050	0.0%	1.0%

* Calculation of beneficial ownership percentage includes 5,124 shares of Common Stock held by H2 Enterprises, LLC, a company with which the Reporting Person is affiliated.

** Calculation of beneficial ownership percentage includes 20,798 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of December 31, 2013.

*** Calculation of beneficial ownership percentage includes 662,945 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of December 31, 2013.

**** Calculation of beneficial ownership percentage includes 198,004 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of December 31, 2013.